U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Assets
Cash resources
Cash and due from banks	$3,342	$2,887	$3,001
Interest-bearing deposits with banks	16,059	14,633	17,359

	19,401	17,520	20,360

Securities
Trading account (pledged – $11,569; $11,791 and $6,340)	88,995	81,014	70,501
Available for sale	37,636	35,783	29,031

	126,631	116,797	99,532

Assets purchased under reverse repurchase agreements	32,612	36,289	39,396

Loans
Residential mortgage	78,577	78,819	73,417
Personal	35,129	31,167	29,367
Credit card	6,225	4,816	5,214
Business and government	64,262	57,745	61,087

	184,193	172,547	169,085
Allowance for loan losses	(1,846)	(2,055)	(2,267)

	182,347	170,492	166,818

Other
Customers’ liability under acceptances	5,693	5,943	7,292
Derivative-related amounts	39,607	36,640	37,300
Premises and equipment	1,734	1,655	1,612
Goodwill	4,800	4,633	5,095
Other intangibles	580	580	681
Reinsurance recoverables	1,909	3,321	1,662
Separate account assets	183	224	70
Other assets	25,010	18,497	12,478

	79,516	71,493	66,190

	$440,507	$412,591	$392,296

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$25,166	$24,388	$21,904
Interest-bearing	131,373	130,135	119,863
International
Non-interest-bearing	3,920	3,183	2,833
Interest-bearing	105,214	102,812	104,031

	265,673	260,518	248,631

Other
Acceptances	5,693	5,943	7,292
Obligations related to securities sold short	24,632	22,743	18,923
Obligations related to assets sold under repurchase agreements	20,361	23,735	23,387
Derivative-related amounts	41,591	38,427	38,433
Insurance claims and policy benefit liabilities	7,235	8,630	4,841
Separate account liabilities	183	224	70
Other liabilities	47,432	26,199	23,122

	147,127	125,901	116,068

Subordinated debentures	8,031	6,581	6,885

Non-controlling interest in subsidiaries	1,493	1,474	1,445

Shareholders’ equity
Preferred	813	813	1,502
Common stock (shares issued – 655,962,800; 656,021,122 and 666,439,266)	7,035	6,999	7,029
Additional paid-in capital	177	88	80
Retained earnings	11,997	11,591	10,910
Treasury stock (7,731,453 shares)	(473)	–	–
Accumulated other comprehensive income (loss)	(1,366)	(1,374)	(254)

	18,183	18,117	19,267

	$440,507	$412,591	$392,296

First Quarter 2004 Report – Royal Bank of Canada 16

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Interest income
Loans	$2,433	$2,448	$2,584
Trading account securities	564	482	496
Available for sale securities	181	192	233
Assets purchased under reverse repurchase agreements	145	186	200
Deposits with banks	81	78	111

	3,404	3,386	3,624

Interest expense
Deposits	1,283	1,304	1,433
Other liabilities	373	403	384
Subordinated debentures	103	93	96

	1,759	1,800	1,913

Net interest income	1,645	1,586	1,711

Non-interest income
Insurance premiums, investment and fee income	498	548	526
Trading revenues	441	441	544
Securities brokerage commissions	347	285	270
Investment management and custodial fees	303	306	281
Deposit and payment service charges	257	268	279
Mutual fund revenues	202	175	169
Underwriting and other advisory fees	181	201	130
Foreign exchange revenue, other than trading	73	75	66
Card service revenues	72	85	73
Securitization revenues	63	61	34
Credit fees	50	43	63
Mortgage banking revenues	2	(12)	70
Gain (loss) on sale of available for sale securities	7	13	(30)
Other	54	174	149

	2,550	2,663	2,624

Total revenues	4,195	4,249	4,335

Provision for (recovery of) credit losses	(28)	137	200

Insurance policyholder benefits, claims and acquisition expense	330	386	371

Non-interest expense
Human resources	1,668	1,587	1,631
Equipment	209	212	194
Occupancy	179	177	184
Communications	150	193	178
Professional fees	97	134	113
Outsourced item processing	69	73	74
Amortization of other intangibles	16	16	19
Other	393	190	166

	2,781	2,582	2,559

Net income before income taxes	1,112	1,144	1,205
Income taxes	289	316	410

Net income before non-controlling interest	823	828	795
Non-controlling interest in net income of subsidiaries	30	24	28

Net income	$793	$804	$767

Preferred dividends	11	11	23

Net income available to common shareholders	$782	$793	$744

Average number of common shares (in thousands)	650,044	656,952	666,006
Earnings per share (in dollars)	$1.20	$1.21	$1.12
Average number of diluted common shares (in thousands)	659,356	664,450	674,035
Diluted earnings per share (in dollars)	$1.19	$1.19	$1.10

Dividends per share (in dollars)	$.46	$.46	$.40

First Quarter 2004 Report – Royal Bank of Canada 17

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Preferred stock
Balance at beginning of period	$813	$822	$1,515
Translation adjustment on shares denominated in foreign currency	–	(9)	(13)

Balance at end of period	813	813	1,502

Common stock
Balance at beginning of period	6,999	7,001	6,963
Issued	52	36	75
Purchased for cancellation	(16)	(38)	(9)

Balance at end of period	7,035	6,999	7,029

Additional paid-in capital
Balance at beginning of period	88	86	76
Renounced stock appreciation rights, net of related income taxes	1	1	–
Stock-based compensation awards	12	1	4
Reclassified amounts	34	–	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	42	–	–

Balance at end of period	177	88	80

Retained earnings
Balance at beginning of period	11,591	11,278	10,473
Net income	793	804	767
Preferred dividends	(11)	(11)	(23)
Common dividends	(298)	(301)	(267)
Premium paid on common stock purchased for cancellation	(78)	(176)	(40)
Issuance costs, net of related income taxes	–	(3)	–

Balance at end of period	11,997	11,591	10,910

Treasury stock
Reclassified amounts	(304)	–	–
Net purchases	(127)	–	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	(42)	–	–

Balance at end of period	(473)	–	–

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	237	113	208
Unrealized foreign currency translation gains and losses, net of hedging activities	(849)	(893)	(68)
Gains and losses on derivatives designated as cash flow hedges	(251)	(104)	(101)
Additional pension obligation	(503)	(490)	(293)

Balance at end of period	(1,366)	(1,374)	(254)

Shareholders’ equity at end of period	$18,183	$18,117	$19,267

Comprehensive income, net of related income taxes
Net income	$793	$804	$767
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	124	39	6
Change in unrealized foreign currency translation gains and losses	265	(1,814)	(155)
Impact of hedging unrealized foreign currency translation gains and losses	(221)	1,394	141
Change in gains and losses on derivatives designated as cash flow hedges	(153)	(52)	12
Reclassification to earnings of gains and losses on cash flow hedges	6	19	14
Additional pension obligation	(13)	(197)	–

Total comprehensive income	$801	$193	$785

First Quarter 2004 Report – Royal Bank of Canada 18

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Cash flows from operating activities
Net income	$793	$804	$767
Adjustments to determine net cash provided by (used in) operating activities
(Recovery of) provision for credit losses	(28)	137	200
Depreciation	95	96	96
Amortization of other intangibles	16	16	19
Writedown of deferred issuances costs	25	–	–
Gain on sale of premises and equipment	(5)	(5)	(5)
Gain on loan securitizations	(8)	(9)	–
Loss on investments in associated corporations	24	29	–
(Gain) loss on sale of available for sale securities	(7)	(13)	30
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(1,395)	(210)	94
Net change in accrued interest receivable and payable	(121)	21	48
Current income taxes	(1,376)	415	(124)
Deferred income taxes	(48)	(44)	38
Derivative-related assets	(2,983)	(858)	(6,050)
Derivative-related liabilities	3,159	2,060	5,696
Trading account securities	(8,716)	(8,721)	(1,044)
Obligations related to securities sold short	1,889	2,505	933
Other	5,366	(5,925)	(2,599)

Net cash used in operating activities	(3,320)	(9,702)	(1,901)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,004)	4,140	1,400
Change in loans, net of loan securitizations	(3,791)	(2,590)	1,205
Proceeds from loan securitizations	769	1,000	–
Proceeds from sale of available for sale securities	4,282	7,716	3,363
Proceeds from maturity of available for sale securities	8,637	8,924	5,465
Purchases of available for sale securities	(14,463)	(15,447)	(11,251)
Net acquisitions of premises and equipment	(174)	(188)	(69)
Change in assets purchased under reverse repurchase agreements	3,677	7,082	(2,311)
Net cash provided by (used in) acquisition of subsidiaries	558	(109)	(194)

Net cash (used in) provided by investing activities	(2,509)	10,528	(2,392)

Cash flows from financing activities
Change in deposits – Canada	2,016	595	(1,192)
Change in deposits – International	3,139	2,190	3,914
Issue of subordinated debentures	1,500	–	–
Repayment of subordinated debentures	–	(100)	–
Issuance costs	–	(3)	–
Issue of common shares	49	36	71
Purchase of common shares for cancellation	(94)	(214)	(49)
Net purchase of treasury stock	(127)	–	–
Payment of dividends	(309)	(294)	(289)
Change in obligations related to assets sold under repurchase agreements	(3,374)	(854)	2,278
Change in short-term borrowings of subsidiaries	3,484	(1,769)	27

Net cash provided by (used in) financing activities	6,284	(413)	4,760

Net change in cash and due from banks	455	413	467
Cash and due from banks at beginning of period	2,887	2,474	2,534

Cash and due from banks at end of period	$3,342	$2,887	$3,001

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,867	$1,604	$1,948
Amount of income taxes paid in period	$1,553	$168	$759

First Quarter 2004 Report – Royal Bank of Canada 19

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2003, on pages 72 to 76 in the 2003 Annual Report, except as noted below.

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applies immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R). The effective date provisions of FIN 46R require application of either FIN 46 or FIN 46R to special purpose entities (SPEs), including those created before January 31, 2003, no later than the end of the first reporting period ending after December 15, 2003. Application of FIN 46R is required for all entities, including those to which FIN 46 was previously applied, no later than the end of the first reporting period that ends after March 15, 2004. We have applied either FIN 46 or FIN 46R to all SPEs as at January 31, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer had total assets of $27 billion as at January 31, 2004. Certain of these multi-sellers with total assets of $19 billion have been restructured this quarter by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest in each multi-seller absorbs a majority of the multi-seller’s expected losses as defined in FIN 46R and therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-sellers. Our maximum potential exposure to loss with respect to these restructured multi-sellers is $18 billion as at January 31, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees. We are the Primary Beneficiary of the remaining multi-sellers with assets of $8.6 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them as at January 31, 2004. The commercial paper and other liabilities of these consolidated multi-sellers, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-sellers, which are reported on our Consolidated balance sheet primarily as follows: Credit card loans of $.8 billion, Personal loans of $3.2 billion and Business and government loans of $4.6 billion. We are currently in the process of restructuring these consolidated multi-sellers, which may result in us no longer being their Primary Beneficiary.

     We have consolidated several other SPEs as at January 31, 2004, and continue to consolidate VIEs created since January 31, 2003, where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, and had assets of $2.5 billion as at January 31, 2004. The incremental impact on assets is reported on our Consolidated balance sheet primarily as follows: Trading securities of $.4 billion, Business loans of $1 billion and Other assets of $.4 billion. Consolidation of the compensation vehicles resulted in an increase in Treasury stock, but no net impact on shareholders’ equity due to a corresponding increase in Additional paid-in capital for the obligation to provide these shares to employees.

     We have assessed our involvement with other SPEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these SPEs entails a significant variable interest. These SPEs in which we have a significant variable interest had total assets of approximately $5 billion as at January 31, 2004, and primarily include certain CDOs, certain asset-backed commercial paper conduit programs administered by third parties and certain structured finance vehicles. The maximum exposure to loss resulting from our significant variable interest in each of these SPEs is approximately $2 billion as at January 31, 2004, consisting mostly of our investment in them, loans and notional value of liquidity facilities to them.

     We deconsolidated a CDO with assets of $.4 billion on January 31, 2004, because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of expected losses. We deconsolidated certain other capital trusts of approximately $.1 billion as at January 31, 2004, for similar reasons.

Securitization of our financial assets

We employ VIEs in the process of securitizing our assets. We have not consolidated these VIEs as at January 31, 2004, under FIN 46R either because such a VIE is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, or because our level of participation relative to others in the VIE does not expose us to a majority of the expected losses. For details on our securitization activities please refer to Note 3.

     We are involved with several other entities that are not considered SPEs but could potentially be VIEs under FIN 46R. Amongst these, we have a significant variable interest primarily in certain clone funds and investment partnerships with assets of approximately $3 billion at January 31, 2004. Our maximum exposure to loss from our involvement with these entities is approximately $1 billion as at January 31, 2004.

Mutual funds and assets administered in trust

Under FIN 46, we had concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to evaluate our involvement with potential VIEs and monitor developments which affect our current interpretation of FIN 46R. As required, we will fully adopt FIN 46R as at April 30, 2004, for all non-SPEs and those SPEs assessed only under FIN 46 as at January 31, 2004.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded, as a deduction from total shareholders’ equity, our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the quarter was reclassified from assets to Treasury stock and subsequent transactions were also recorded as adjustments to the opening reclassified amounts. Treasury stock is recorded at historical cost and is reduced for any resales, cancellations, or transfers to employees under certain stock-based compensation arrangements. Any gains or losses, on resale or transfers of Treasury stock, are recognized in Additional paid-in capital or against Retained earnings, respectively.

Significant future accounting changes

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003.

First Quarter 2004 Report – Royal Bank of Canada 20

U.S. GAAP

Note 2 Acquisitions

Acquisition of Canadian operation of Provident Life and Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition. The acquisition is expected to close by April 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio–based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Acquisition of William R. Hough & Co., Inc.

On December 16, 2003, RBC Dain Rauscher Inc. announced an agreement to acquire all the outstanding common shares of William R. Hough & Co., Inc., located in St. Petersburg, Florida. The acquisition is expected to close by the end of February 2004 and is subject to approval by U.S. regulators.

Note 3 Securitizations

During the quarter, we securitized $1.1 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $775 million of those securities. We received net cash proceeds of $769 million and retained the rights to future excess interest of $14 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $8 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002.

     For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	As reported			Pro forma
	for the three months ended			for the three months ended
	January 31	October 31	January 31	January 31	October 31	January 31
	2004	2003	2003	2004	2003	2003
Net income	$793	$804	$767	$784	$789	$757
Earnings per share	1.20	1.21	1.12	1.19	1.18	1.10
Diluted earnings per share	1.19	1.19	1.10	1.17	1.17	1.09

Note 5 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

The table below summarizes significant guarantees we have provided to third parties as at January 31, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$17,165
Backstop liquidity facilities	15,905
Financial standby letters of credit	10,404
Credit enhancements	5,206
Performance guarantees	3,112
Mortgage loans sold with recourse	244

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At January 31, 2004, we have accrued $175 million in our Consolidated balance sheet in respect to the above guarantees.

     Refer to Note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

On December 1, 2003, Royal Bank of Canada and related entities were added as defendants to an adversary proceeding in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) in the Enron Corp. bankruptcy proceedings against numerous other financial institution defendants.

     On January 9, 2004, Royal Bank of Canada and related entities were named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This litigation is consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material to our financial position or results of operations.

Note 6 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     Subsequent to the end of the quarter, on February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income this quarter by $74 million.

First Quarter 2004 Report – Royal Bank of Canada 21

U.S. GAAP

Note 7 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets
	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03	04	03	03
Net interest income	$1,357	$1,378	$1,394	$–	$–	$–	$104	$93	$116	$170	$119	$105
Non-interest income	512	487	565	498	548	526	825	821	768	568	513	582

Total revenues	1,869	1,865	1,959	498	548	526	929	914	884	738	632	687
Provision for (recovery of) credit losses	65	131	130	–	–	–	1	(2)	–	(70)	15	77
Insurance policyholder benefits, claims and acquisition expense	–	–	–	330	386	371	–	–	–	–	–	–
Non-interest expense	1,153	1,148	1,178	107	108	101	728	722	725	635	431	426
Income taxes and non-controlling interest	222	207	239	–	(7)	–	60	68	55	23	55	68

Net income (loss)	$429	$379	$412	$61	$61	$54	$140	$126	$104	$150	$131	$116

	RBC Global Services			Other			Total
	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03
Net interest income	$45	$41	$45	$(31)	$(45)	$51	$1,645	$1,586	$1,711
Non-interest income	175	175	167	(28)	119	16	2,550	2,663	2,624

Total revenues	220	216	212	(59)	74	67	4,195	4,249	4,335
Provision for (recovery of) credit losses	(14)	–	–	(10)	(7)	(7)	(28)	137	200
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	330	386	371
Non-interest expense	155	159	144	3	14	(15)	2,781	2,582	2,559
Income taxes and non-controlling interest	22	13	20	(8)	4	56	319	340	438

Net income (loss)	$57	$44	$48	$(44)	$63	$33	$793	$804	$767

b) Quarterly earnings by geographic segment

	January 31				October 31				January 31
	2004				2003				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,290	$249	$106	$1,645	$1,216	$277	$93	$1,586	$1,357	$314	$40	$1,711
Non-interest income	1,291	886	373	2,550	1,383	844	436	2,663	1,248	917	459	2,624

Total revenues	2,581	1,135	479	4,195	2,599	1,121	529	4,249	2,605	1,231	499	4,335
Provision for (recovery of) credit losses	8	–	(36)	(28)	107	25	5	137	103	41	56	200
Insurance policyholder benefits, claims and acquisition expense	154	118	58	330	143	109	134	386	173	104	94	371
Non-interest expense	1,464	1,073	244	2,781	1,458	858	266	2,582	1,428	911	220	2,559
Income taxes and non-controlling interest	324	(44)	39	319	305	38	(3)	340	363	66	9	438

Net income (loss)	$631	$(12)	$174	$793	$586	$91	$127	$804	$538	$109	$120	$767

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

First Quarter 2004 Report – Royal Bank of Canada 22